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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                  Salton, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

             Common Stock, Calls, Covered Calls, Puts, Other Options
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    795757103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  William Koplovitz, 145 Central Park West, 24C, NYC, NY 10023, (212) 874-0466
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 27, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 795757103               SCHEDULE 13D                            Page 2
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       J C Investments, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF/AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

      n/a - none
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Tennessee
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        20,000 common/ 27,000 calls
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            (with affiliates) 606,000 common/ 36,200 calls
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               20,000 common/ 27,000 calls
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      (with affiliates) 626,100 common/ 63,200 calls
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .0511 common shares/ .0051 calls
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN (Limited)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

         Class of Equity Securities:        common stock
                                            calls
                                            covered calls
                                            puts
                                            options

         Name of Issuer:                    Salton, Inc. (SFP, NYSE)
         Principal Executive Office:        550 Business Center Drive
                                            Mount Prospect, IL 60056

Item 2. Identity and Background

         Name of Entity:                    J C Investments, L.P.
         State of Organization:             Tennessee
         Principal Business:                Owning, selling and managing equity
                                            investments in various publicly
                                            traded companies
         Principal Office Address:          137 Bruce Street, Suite 1,
                                            Sevierville, TN 37862
         (d) no
         (e) no

         Name of General Partner of Entity: Jenco Capital Corporation
         State of Organization:             Tennessee
         Principal Business:                Investments
         Principal Office Address:          137 Bruce Street, Suite 1,
                                            Sevierville, TN 37862
         (d) no
         (e) no

Item 3. Source and Amount of Funds or Other Consideration

         Source and Amount of Funds used in making the purchases:

         Personal Funds of the Entity:      $340,000.00
         Affiliate Funds:                   $13,774,420.00

      No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained.

Item 4. Purpose of Transaction

      On November 27, 2000, J C Investments, L.P. (hereinafter "JCI") announced that its investor group had acquired more than five percent (5%) of Salton, Inc. (SFP, NYSE) and would soon file proper documentation with the Securities and Exchange Commission. As set forth in said press release on that date, the purchases of these shares plus any future purchases would be for investment purposes. No additional public statements have been made by JCI.

      On November 27, 2000, and in the following three (3) days, representatives of JCI participated in various telephone conversations, a summary of which follows:

      (1) Representatives of JCI received three (3) phone calls from fund managers and one (1) additional phone call from an individual shareholder, all of whom hold a significant amount of shares of Salton, Inc. stock (although being less than five percent (5%) of the company). The context of these phone calls centered around Salton's undervaluation as a stock and also the exploration of the callers' suggestions that JCI take aggressive action in trying to maximize shareholder value (including the possibility of developing a specific financial plan to purchase the company). These discussions included the possibility of offering mutual support and/or the possibility of working in the future with JCI to accomplish the same. No absolute plans and no written or oral agreements were conclusively established or entered into.

      (2) After these conversations, JCI spoke with two (2) individuals known to JCI to own significant shares of Salton, Inc. stock (although being less than five percent (5%) of the company). These conversations covered subject matters similar to that described above and, together with the two (2) conversations described below, did nothing to dissuade JCI from considering to take a more aggressive approach toward the purchase of Salton, Inc. stock and/or exploring the feasibility of making a bid for the entire company.

      (3) Two (2) further conversations (referred to above) took place with public retail companies who expressed a possible interest in Salton, Inc. or creating some type of strategic alliance. No agreements, written or oral, and no definite plans were made or entered into.

      As a result of all of the matters described hereinabove, JCI is currently evaluating its alternatives to determine whether it should increase its position in Salton, Inc., whether it should communicate with the Board of Directors either prior to or at its December 13, 2000 shareholder meeting, or whether JCI can effectively implement a strategic plan to maximize shareholder value. None of these plans have been finalized or agreed upon, and there is no assurance that any will be implemented.

Item 5. Interest in Securities of the Issuer

      (a) Aggregate Number and Percentage of Class of Securities (all as of 11/27/00):

            (1) J C Investments, L.P.

                Aggregate Number:            20,000 common shares
                                             5,000 December 20, 2000 calls
                                             22,000 December 25, 2000 calls

                Percentage of Class:         .0016 common shares
                                             .0022 calls

            (2) Jenco Capital Corporation    (General Partner of J C
                                             Investments, L.P.)

                Aggregate Number:            0 (all classes)

                Percentage of  Class:        0%

            (3) William and Kay Koplovitz

                Aggregate Number:            522,050 common shares
                                             25,200 December 20, 2000 and
                                             December 25, 2000 calls

                Percentage of Class:         .042798 common shares
                                             .002066 calls

            (4) Stephen T. Frost Living Trust

                Aggregate Number:            20,000 common shares

                Percentage of Class:         .0016 common shares

            (5) Suzanne L. Frost Living Trust

                Aggregate Number:            22,000 common shares
                                             1,000 December, 2000 calls

                Percentage of Class:         .0018 common shares
                                             .00008 calls

            (6) Suzanne L. Frost

                Aggregate Number:            3,000 common shares

                Percentage of Class:         .0002 common shares

            (7) Laurie S. Frost

                Aggregate Number:            10,250 common shares

                Percentage of Class:         .0008 common shares

            (8) Julie Frost Stangl

                Aggregate Number:            10,000 common shares

                Percentage of Class:         .0008 common shares

            (9) David A. Schutz

                Aggregate Number:            18,800 common shares
                                             5,000 December 20, 2000 calls
                                             5,000 December 25, 2000 calls

                Percentage of Class:         .0015 common shares
                                             .0008 calls

      (b) Number of Shares with Sole or Shared Power to Vote/Direct Vote, Number of Shares with Sole or Shared Power to Dispose/Direct Disposition

            (1)   J C Investments, L.P.

                  Number of Shares with Sole Power to Vote/Direct Vote: 20,000 common 27,000 calls
                  Number of Shares with Shared Power to Vote/Direct Vote: 0 Number of Shares with Sole Power to Dispose/Direct
                    Disposition: 20,000 common, 27,000 calls
                  Number of Shares with Shared Power to Dispose/Direct
                    Disposition: 0

            (2) Jenco Capital Corporation (General Partner of J C Investments, L.P.)

                  Number of Shares with Sole Power to Vote/Direct Vote: 0 Number of Shares with Shared Power to Vote/Direct Vote: 0 Number of Shares with Sole Power to Dispose/Direct
                    Disposition: 0
                  Number of Shares with Shared Power to Dispose/Direct
                    Disposition: 0

            (3)   William and Kay Koplovitz

                  Number of Shares with Sole Power to Vote/Direct Vote: 522,050 common 25,200 calls
                  Number of Shares with Shared Power to Vote/Direct Vote: 0 Number of Shares with Sole Power to Dispose/Direct
                    Disposition: 522,050 common, 25,200 calls
                  Number of Shares with Shared Power to Dispose/Direct
                    Disposition: 0

            (4)   Stephen T. Frost Living Trust

                  Number of Shares with Sole Power to Vote/Direct Vote: 20,000 common
                  Number of Shares with Shared Power to Vote/Direct Vote: 0 Number of Shares with Sole Power to Dispose/Direct
                    Disposition: 20,000 common
                  Number of Shares with Shared Power to Dispose/Direct
                    Disposition: 0

            (5)   Suzanne L. Frost Living Trust

                  Number of Shares with Sole Power to Vote/Direct Vote: 22,000 common, 1,000 calls
                  Number of Shares with Shared Power to Vote/Direct Vote: 0 Number of Shares with Sole Power to Dispose/Direct
                    Disposition: 22,000 common, 1,000 calls
                  Number of Shares with Shared Power to Dispose/Direct
                    Disposition: 0

            (6)   Suzanne L. Frost

                  Number of Shares with Sole Power to Vote/Direct Vote: 3,000 common
                  Number of Shares with Shared Power to Vote/Direct Vote: 0 Number of Shares with Sole Power to Dispose/Direct
                    Disposition: 3,000 common
                  Number of Shares with Shared Power to Dispose/Direct
                    Disposition: 0

            (7)   Laurie S. Frost

                  Number of Shares with Sole Power to Vote/Direct Vote: 10,250 common
                  Number of Shares with Shared Power to Vote/Direct Vote: 0 Number of Shares with Sole Power to Dispose/Direct
                    Disposition: 10,250 common
                  Number of Shares with Shared Power to Dispose/Direct
                    Disposition: 0

            (8)   Julie Frost Stangl

                  Number of Shares with Sole Power to Vote/Direct Vote: 10,000 common
                  Number of Shares with Shared Power to Vote/Direct Vote: 0 Number of Shares with Sole Power to Dispose/Direct
                    Disposition: 10,000 common
                  Number of Shares with Shared Power to Dispose/Direct
                    Disposition: 0

            (9)   David A. Schutz

                  Number of Shares with Sole Power to Vote/Direct Vote: 18,800 common, 10,000 calls
                  Number of Shares with Shared Power to Vote/Direct Vote: 0 Number of Shares with Sole Power to Dispose/Direct
                    Disposition: 18,800 common, 10,000 calls
                  Number of Shares with Shared Power to Dispose/Direct
                    Disposition: 0

      (c) Transactions in Securities Effected in Past Sixty (60) Days (No Prior Filing)

            (1)   J C Investments, L.P.

                  Effected by: Harmonic Research
                  Date: See attached Exhibit A, incorporated herein by reference Amount of Securities Involved: See attached Exhibit A, incorporated herein by reference
                  Price Per Share: See attached Exhibit A, incorporated herein by reference
                  Where and How Transaction Effected: Broker execution (Harmonic
                    Research)

            (2) Jenco Capital Corporation (General Partner of J C Investments, L.P.)

                  Effected by: n/a
                  Date: n/a
                  Amount of Securities Involved: n/a
                  Price Per Share: n/a
                  Where and How Transaction Effected: n/a

            (3)   William and Kay Koplovitz

                  Effected by: See attached collective Exhibit B, incorporated herein by reference
                  Date: See attached collective Exhibit B, incorporated herein by reference
                  Amount of Securities Involved: See attached collective Exhibit
                    B, incorporated herein by reference
                  Price Per Share: See attached collective Exhibit B,
                    incorporated herein by reference
                  Where and How Transaction Effected: See attached collective
                    Exhibit B, incorporated herein by reference

            (4)   Stephen T. Frost Living Trust

                  Effected by: Fidelity
                  Date: 9/26/00
                  Amount of Securities Involved: Sold 1,000 common shares Price Per Share: $32 5/16
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

                  Effected by: Fidelity
                  Date: 9/27/00
                  Amount of Securities Involved: Sold 10 SFPJF (Oct 30 calls) Price Per Share: 2 1/16
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

                  Effected by: Fidelity
                  Date: 9/28/00
                  Amount of Securities Involved: Sold 1,000 common shares Price Per Share: $30 9/16
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

                  Effected by: Fidelity
                  Date: 10/11/00
                  Amount of Securities Involved: Bought 10 SFPJF (Oct 30 calls) Price Per Share: 9/16
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

            (5)   Suzanne L. Frost Living Trust

                  Effected by: Fidelity
                  Date: 9/25/00
                  Amount of Securities Involved: Sold 500 common shares Price Per Share: $32 5/16
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

                  Effected by: Fidelity
                  Date: 9/25/00
                  Amount of Securities Involved: Sold 500 common shares Price Per Share: $32 1/2
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

                  Effected by: Fidelity
                  Date: 9/26/00
                  Amount of Securities Involved: Sold 1,000 common shares Price Per Share: $33 5/8
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

                  Effected by: Fidelity
                  Date: 11/21/00
                  Amount of Securities Involved: Bought 10 SFPED (May 20 calls) Price Per Share: $5 3/8
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

                  Effected by: Fidelity
                  Date: 11/22/00
                  Amount of Securities Involved: Bought 10SFPLW (Dec 17.5 calls) Price Per Share: $2 7/8
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

            (6)   Suzanne L. Frost

                  Effected by: Charles Schwab & Co, Inc.
                  Date: approximately 11/99
                  Amount of Securities Involved: Bought 3,000 common shares Price Per Share: $11.29 average cost estimate
                  Where and How Transaction Effected: Broker Execution (Schwab)

            (7)   Laurie S. Frost

                  Effected by: Fidelity
                  Date: 11/8/00
                  Amount of Securities Involved: Bought 500 common shares Price Per Share: $24 1/2
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

            (8)   Julie Frost Stangl

                  Effected by: Fidelity
                  Date: 9/27/00
                  Amount of Securities Involved: Sold 750 common shares Price Per Share: $30 5/16
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

                  Effected by: Fidelity
                  Date: 9/28/00
                  Amount of Securities Involved: Sold 750 common shares Price Per Share: $30 9/16
                  Where and How Transaction Effected: Broker Execution
                    (Fidelity)

                  Effected by: Fidelity
                  Date: 9/28/00
                  Amount of Securities Involved: Sold 750 common shares Price Per Share: $30 9/16
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

                  Effected by: Fidelity
                  Date: 9/28/00
                  Amount of Securities Involved: Sold 750 common shares Price Per Share: $30 3/4
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

                  Effected by: Fidelity
                  Date: 11/8/00
                  Amount of Securities Involved: Bought 500 common shares Price Per Share: $22 3/4
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

                  Effected by: Fidelity
                  Date: 11/17/00
                  Amount of Securities Involved: Bought 1000 common shares Price Per Share: $21 1/4
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

                  Effected by: Fidelity
                  Date: 11/17/00
                  Amount of Securities Involved: Bought 250 common shares Price Per Share: $21 3/16
                  Where and How Transaction Effected: Broker execution
                    (Fidelity)

            (9)   David A. Schutz

                  Effected by: Harmonic Research
                  Date: See attached Exhibit C, incorporated herein by reference Amount of Securities Involved: See attached Exhibit C, incorporated herein by reference
                  Price Per Share: See attached Exhibit C, incorporated herein by reference
                  Where and How Transaction Effected: Broker execution (Harmonic
                    Research)

      (d)   n/a
      (e)   n/a

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Jenco Capital Corporation, a Tennessee corporation, is the general partner of J C Investments, L.P., a Tennessee limited partnership. The limited partners include William Koplovitz and Stephen Frost. Jenco Capital Corporation, as the general partner of J C Investments, L.P., as provided in the Limited Partnership Agreement, has the power to transfer and vote the securities held in Salton, Inc. Under the Limited Partnership Agreement of J C Investments, L.P., each limited partner owns 49.5% of the profits and equally shares in 49.5% of the losses. The general partner owns 1% of the profits, and shares in 1% of the losses.

      Stephen Frost, as Trustee of the Suzanne L. Frost Living Trust, on behalf of the Suzanne L. Frost Living Trust, has the power to transfer and vote the securities held in Salton, Inc. Stephen Frost, as Trustee of the Stephen T. Frost Living Trust, on behalf of the Stephen T. Frost Living Trust, has the power to transfer and vote the securities held in Salton, Inc. Stephen Frost, under a power of attorney, has the power to transfer and vote the securities held in Salton, Inc. on behalf of Suzanne L. Frost. Stephen Frost, as the custodian of Laurie S. Frost, has the power to transfer and vote the securities held in Salton, Inc. on behalf of Laurie S. Frost.

      William and Kay Koplovitz, individually and jointly, the Stephen T. Frost Living Trust, the Suzanne L. Frost Living Trust, Suzanne L. Frost, Laurie S. Frost, Julie Frost Stangl, and David A. Schutz have joined J C Investments, L.P. as affiliates thereof in order to explore the alternatives listed in Item 4, above. Each party hereto shall share in the profits and losses according to the pro rata share of funds/securities contributed to the cause.

Item 7. Material to Be Filed as Exhibits.

      See attached collective Exhibits A through C which are specifically incorporated herein by this reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Dec. 5, 2000
     --------------

J C Investments, L.P.

By: Jenco Capital Corporation, General Partner


         By:  /s/ Jon E. Nix
            ----------------------------------
                  Jon E. Nix, President

                                 COVER SHEET FOR
                                   "EXHIBIT A"

                    - Includes J C Investment, L.P. sixty day
                     run of activity of Salton, Inc. trades
                          from 9/27/00 through 11/27/00

                 EXHIBIT A: J C INVESTMENTS, L.P. SIXTY DAY RUN

Date:          Effected By:          Amount Involved:                 Price per Share:    When & How Effected:
--------------------------------------------------------------------------------------------------------------
11/02/00       Harmonic Research     Bought 1,300 common shares       26.56               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/02/00       Harmonic Research     Bought 700 common shares         26.63               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/03/00       Harmonic Research     Bought 1,500 common shares       27.00               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/03/00       Harmonic Research     Bought 500 common shares         27.00               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/06/00       Harmonic Research     Sold 1,300 common shares         30.50               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/06/00       Harmonic Research     Sold 700 common shares           30.50               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/06/00       Harmonic Research     Sold 1,500 common shares         30.06               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/06/00       Harmonic Research     Sold 500 common shares           30.13               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/07/00       Harmonic Research     Bought 2,500 common shares       27.63               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/08/00       Harmonic Research     Bought 2,500 common shares       24.50               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/08/00       Harmonic Research     Bought 1,500 common shares       24.99               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/08/00       Harmonic Research     Bought 500 common shares         22.50               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/08/00       Harmonic Research     Bought 3,000 common shares       23.38               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/08/00       Harmonic Research     Bought 2,500 common shares       24.50               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/08/00       Harmonic Research     Bought 900 common shares         22.50               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/08/00       Harmonic Research     Bought 700 common shares         23.38               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/08/00       Harmonic Research     Bought 900 common shares         22.50               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/08/00       Harmonic Research     Bought 1,300 common shares       23.38               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/08/00       Harmonic Research     Bought 2,700 common shares       22.50               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/08/00       Harmonic Research     Sold 2,500 common shares         23.63               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/08/00       Harmonic Research     Sold 2,500 common shares         23.63               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/09/00       Harmonic Research     Sold 1,500 common shares         24.00               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/09/00       Harmonic Research     Sold 500 common shares           24.00               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/09/00       Harmonic Research     Sold 3,000 common shares         24.00               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/10/00       Harmonic Research     Bought 3,000 common shares       22.44               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/10/00       Harmonic Research     Bought 2,000 common shares       22.50               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/13/00       Harmonic Research     Sold 2,500 common shares         21.56               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/13/00       Harmonic Research     Sold 900 common shares           21.56               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/13/00       Harmonic Research     Sold 700 common shares           21.69               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/13/00       Harmonic Research     Sold 900 common shares           21.63               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/14/00       Harmonic Research     Bought 5,000 common shares       23.38               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/14/00       Harmonic Research     Bought 1,000 common shares       22.06               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/21/00       Harmonic Research     Bought 5,000 common shares       19.75               Broker Execution
--------------------------------------------------------------------------------------------------------------
11/02/00       Harmonic Research     Bought 20 Dec 25 calls           4.88                Broker Execution
--------------------------------------------------------------------------------------------------------------
11/03/00       Harmonic Research     Bought 20 Dec 25 calls           5.00                Broker Execution
--------------------------------------------------------------------------------------------------------------
11/13/00       Harmonic Research     Bought 50 Dec calls              4.63                Broker Execution
--------------------------------------------------------------------------------------------------------------
11/14/00       Harmonic Research     Bought 80 Dec 25 calls           1.94                Broker Execution
--------------------------------------------------------------------------------------------------------------
11/14/00       Harmonic Research     Sold 50 Dec calls                2.56                Broker Execution
--------------------------------------------------------------------------------------------------------------
11/16/00       Harmonic Research     Bought 50 Dec 25 calls           1.44                Broker Execution
--------------------------------------------------------------------------------------------------------------
11/16/00       Harmonic Research     Bought 50 Dec 25 calls           1.88                Broker Execution
--------------------------------------------------------------------------------------------------------------
11/16/00       Harmonic Research     Bought 20 Dec 20 calls           4.38                Broker Execution
--------------------------------------------------------------------------------------------------------------
11/16/00       Harmonic Research     Bought 30 Dec 20 calls           4.63                Broker Execution
--------------------------------------------------------------------------------------------------------------
11/02/00       Harmonic Research     Bought 20 Dec 25 puts            3.13                Broker Execution
--------------------------------------------------------------------------------------------------------------
11/08/00       Harmonic Research     Sold 20 Dec 25 puts              3.75                Broker Execution
--------------------------------------------------------------------------------------------------------------

                                 COVER SHEET FOR
                             "COLLECTIVE EXHIBIT B"

             - Includes William and Kay Koplovitz stock ownership in
           Salton, Inc. [common stock and calls (exercisable over the next sixty days as "beneficial ownership")]

         -Also includes sixty day run of activity of Salton, Inc. trades from 9/27/00 through 11/27/00

                                    EXHIBIT B
             TOTAL SALTON, INC. OWNERSHIP BY WILLIAM & KAY KOPLOVITZ
                             As of close on 11/27/00

(1)   Stifel Nicolaus and Co, Inc. Brokerage Firm

      Common Shares          Long Calls                Covered Calls
      -------------          ----------                -------------

      294,700 common         37 Dec. 25 calls          130 Feb. 35 calls
                             25 Dec. 20 calls          70 May 35 calls
                             ----------------          70 Feb. 50 calls
                             6,200 calls (L)           ----------------
                                                       27,000 covered calls (S)

(2)   Gruntal Brokerage Firm

      Common Shares          Long Calls                Covered Calls
      -------------          ----------                -------------

      16,500 common          140 Dec. 25 calls         40 Feb. 35 calls
                             -----------------         20 May 25 calls
                                                       40 May 221/2calls
                             14,000 (L)                -----------------
                                                       10,000 covered calls (S)

(3)   Harmonic Research Brokerage Firm

      Common Shares          Long Calls                Covered Calls
      -------------          ----------                -------------

      8,000 common           0                         15 Feb. 35 calls
                                                       35 Feb. 40 calls
                                                       ----------------
                                                       5,000 covered calls (S)

(4)   Paine Webber Brokerage Firm

      Common Shares          Long Calls                Covered Calls
      -------------          ----------                -------------

      202,850 common         50 Dec. 25 calls          50 Feb. 35 calls
                                                       60 May 35 calls
                                                       60 May 40 calls
                                                       80 Feb. 40 calls
                                                       ----------------
                                                       25,000 covered calls (S)

             EXHIBIT B: WILLIAM & KAY KOPLOVITZ SIXTY DAY RUN SHEET

Date:            Effected By:          Amount Involved:                Price per Share:       When & How Effected:
------------------------------------------------------------------------------------------------------------------
11/07/00         Paine Webber          Bought 2,500 common                    27.69           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/14/00         Paine Webber          Bought 8,000 common                    22.06           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/15/00         Paine Webber          Bought 2,200 common                    20.69           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/07/00         Harmonic Research     Bought 1,000 common                    27.69           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/10/00         Harmonic Research     Sold 15 Feb 35 calls                    3.00           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/05/00         Harmonic Research     Sold 35 Feb 40 calls                    2.69           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/03/00         Paine Webber          Bought 2,000 common                    30.69           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/04/00         Paine Webber          Bought 700 common                      30.69           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/04/00         Paine Webber          Bought 2,000 common                    31.00           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/24/00         Paine Webber          Bought 1,400 common                    17.88           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/24/00         Paine Webber          Bought 1,000 common                    19.06           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/24/00         Paine Webber          Bought 2,200 common                    19.13           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/27/00         Paine Webber          Bought 1,500 common                    18.88           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/27/00         Paine Webber          Bought 1,100 common                    19.63           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/05/00         Paine Webber          Sold 50.00 QSFPBG                       3.50           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/16/00         Paine Webber          Sold 50.00 calls Salton                 1.56           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/05/00         Paine Webber          Sold 50.00 QSFPBG                       4.00           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/18/00         Paine Webber          Sold 60.00 QSFPEG                       3.08           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/18/00         Paine Webber          Sold 60.00 QSFPEH                       2.25           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/16/00         Paine Webber          Bought 50.00 QSFPLE                     2.00           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/16/00         Gruntal & Co.         Bought 140 Dec 25 calls                1 7/8           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/16/00         Gruntal & Co.         Bought 20 Feb 35 calls                   7/8           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/16/00         Gruntal & Co.         Bought 20 May 22 1/2 calls             5 1/4           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/13/00         Gruntal & Co.         Bought 33 Feb 35 calls                   7/8           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/13/00         Gruntal & Co.         Bought 60 Feb 40 calls                   5/8           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/13/00         Gruntal & Co.         Sold 20 May 25 calls                   3 5/8           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/13/00         Gruntal & Co.         Sold 60 May 22 1/2 calls               4 1/4           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/07/00         Gruntal & Co.         Bought 1200 common                  27 11/16           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/20/00         Gruntal & Co.         Sold 1,900 common                   27 15/16           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/16/00         Gruntal & Co.         Sold 1,100 common                     26 3/8           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/16/00         Gruntal & Co.         Sold 28 Feb 35 calls                   2 5/8           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/11/00         Gruntal & Co.         Sold 20 Feb 35 calls                 2 13/16           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/11/00         Gruntal & Co.         Sold 20 Feb 40 calls                    2.00           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/10/00         Gruntal & Co.         Sold 15 Feb 35 calls                   3 1/8           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/09/00         Gruntal & Co.         Sold 30 Feb 35 calls                   3 3/4           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/09/00         Gruntal & Co.         Sold 40 Feb 40 calls                  2 3/16           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/05/00         Gruntal & Co.         Sold 500 common                       31 5/8           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/04/00         Gruntal & Co.         Sold 600 common                       30 7/8           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/04/00         Gruntal & Co.         Sold 300 common                       30 5/8           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/04/00         Gruntal & Co.         Sold 200 common                       30 5/8           Broker Execution
------------------------------------------------------------------------------------------------------------------
09/29/00         Gruntal &  Co.        Sold 1,000 common                     33 3/4           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/07/00         Paine Webber          Bought 1,500 common                    27.69           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/05/00         Paine Webber          Sold 30.00 QSFPBG                       4.00           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/16/00         Paine Webber          Sold 30.00 Call Salton                  1.56           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/05/00         Paine Webber          Sold 20.00 QSFPBG                       4.00           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/16/00         Paine Webber          Sold 20.00 Call Salton                  0.63           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/16/00         Paine Webber          Bought 20.00  QSFPBG                    1.56           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/05/00         Paine Webber          Sold 50.00 QSFPBH                       2.38           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/11/00         Paine Webber          Sold 30.00 QSFPBH                       1.75           Broker Execution
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
11/13/00         Paine Webber          Sold 26.00 QSFPEE                       3.88           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/16/00         Paine Webber          Sold 26.00 Call Salton                  3.25           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/16/00         Paine Webber          Bought 20.00  QSFPEE                    4.50           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/13/00         Stifel Nicolaus       Sold 20 Nov 25 puts                     2.75           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/12/00         Stifel Nicolaus       Sold 20 Feb 50 calls                    0.75           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/12/00         Stifel Nicolaus       Sold 30 Feb 35 calls                    2.75           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/12/00         Stifel Nicolaus       Sold 50 Feb 35 calls                    2.75           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/12/00         Stifel Nicolaus       Sold 50 Feb 35 calls                    3.00           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/09/00         Stifel Nicolaus       Sold 50 Feb 35 calls                    3.50           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/05/00         Stifel Nicolaus       Sold 50 Feb 50 calls                    1.25           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/05/00         Stifel Nicolaus       Sold 30 Feb 35 calls                    3.50           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/04/00         Stifel Nicolaus       Sold 70 Feb 35 calls                    3.07           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/04/00         Stifel Nicolaus       Sold 50 Nov 35 calls                    1.15           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/04/00         Stifel Nicolaus       Bought 20 Nov 25 puts                   0.81           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/04/00         Stifel Nicolaus       Sold 2,000 common                      31.25           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/04/00         Stifel Nicolaus       Sold 3,000 common                      30.59           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/04/00         Stifel Nicolaus       Sold 4,000 common                      31.88           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/04/00         Stifel Nicolaus       Sold 5,000 common                      30.58           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/04/00         Stifel Nicolaus       Sold 5,000 common                      30.50           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/04/00         Stifel Nicolaus       Sold 6,000 common                      30.69           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/08/00         Stifel Nicolaus       Bought 3,000 common                    24.88           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/07/00         Stifel Nicolaus       Bought 8,000 common                    27.69           Broker Execution
------------------------------------------------------------------------------------------------------------------
10/18/00         Stifel Nicolaus       Sold 70 May 35 calls                    3.13           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/24/00         Stifel Nicolaus       Bought 1,000 common                    19.25           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/21/00         Stifel Nicolaus       Bought 25 Dec 25 calls                  1.56           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/20/00         Stifel Nicolaus       Bought 50 Nov 35 calls          EXP 11/18/00           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/20/00         Stifel Nicolaus       Bought 25 Dec 20 calls                  4.25           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/20/00         Stifel Nicolaus       Bought 12 Dec 25 calls                  2.06           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/17/00         Stifel Nicolaus       Bought 5,000 common                    21.44           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/16/00         Stifel Nicolaus       Bought 150 Feb 35 calls                 1.29           Broker Execution
------------------------------------------------------------------------------------------------------------------
11/16/00         Stifel Nicolaus       Bought 50 Feb 20 calls                  4.88           Broker Execution
------------------------------------------------------------------------------------------------------------------

                                COVER SHEET FOR
                                  "EXHIBIT C"

                    - Includes David A. Schutz sixty day run
                       of activity of Salton, Inc. trades
                         from 9/27/00 through 11/27/00

                 EXHIBIT C: DAVID A. SCHUTZ SIXTY DAY RUN SHEET

Date:           Effected By:          Amount Involved:                Price per Share:                When & How Effected:
--------------------------------------------------------------------------------------------------------------------------
09/06/00        Harmonic Research     Bought 600 common shares        Transfer from Separate Acct.    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
09/06/00        Harmonic Research     Bought 1,900 common shares      Transfer from Separate Acct.    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
09/06/00        Harmonic Research     Bought 1,000 common shares      Transfer from Separate Acct.    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
09/06/00        Harmonic Research     Bought 200 common shares        Transfer from Separate Acct.    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
09/06/00        Harmonic Research     Bought 1,000 common shares      Transfer from Separate Acct.    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
09/06/00        Harmonic Research     Bought 1,800 common shares      Transfer from Separate Acct.    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
09/18/00        Harmonic Research     Sold 600 common shares                                 35.75    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
09/18/00        Harmonic Research     Sold 1,900 common shares                               35.50    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
09/25/00        Harmonic Research     Sold 1,000 common shares                               33.25    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
09/25/00        Harmonic Research     Sold 200 common shares                                 33.38    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
09/25/00        Harmonic Research     Sold 1,000 common shares                               33.00    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
11/08/00        Harmonic Research     Bought 1,200 common shares                             24.50    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
11/08/00        Harmonic Research     Bought 3,800 common shares                             24.50    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
11/16/00        Harmonic Research     Bought 2,100 common shares                             21.19    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
11/16/00        Harmonic Research     Bought 600 common shares                               21.19    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
11/16/00        Harmonic Research     Bought 1,900 common shares                             21.00    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
11/16/00        Harmonic Research     Bought 400 common shares                               21.13    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
11/20/00        Harmonic Research     Sold 1,800 common shares                               19.75    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
11/20/00        Harmonic Research     Sold 1,200 common shares                               19.75    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
11/27/00        Harmonic Research     Bought 10,000 common shares                            17.00    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
11/16/00        Harmonic Research     Bought 50 May 17 1/2 calls                              7.13    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
11/16/00        Harmonic Research     Bought 20 Dec 20 calls                                  4.00    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
11/16/00        Harmonic Research     Bought 30 Dec 20 calls                                  4.38    Broker Execution
--------------------------------------------------------------------------------------------------------------------------
11/16/00        Harmonic Research     Bought 50 Dec 25 calls                                  1.56    Broker Execution
--------------------------------------------------------------------------------------------------------------------------